                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           FiberNet Telecom Group, Inc
.................................................................................
                                (Name of Issuer)

                    Common Shares, par value $0.001 per share
.................................................................................
                         (Title of Class of Securities)

                                   315653 10 5
.................................................................................
                                 (CUSIP Number)

                             Laurence Goldman, Esq.
                             Sharon A. Renchof, Esq.
                                1 Bank One Plaza
                             Chicago, Illinois 60670
                                 (312) 732-3565
                                 (312) 732-8362
.................................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 10, 2003
.................................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box, [_].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  315653 10 5                                   Page 2 of 13 Pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON....................

      BANK ONE CORPORATION 31-0738296

--------------------------------------------------------------------------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]
      (b) [_]

--------------------------------------------------------------------------------

3)    SEC USE ONLY.........................................................

--------------------------------------------------------------------------------

4)    SOURCE OF FUNDS*
      OO

--------------------------------------------------------------------------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]...............................................
      Not Applicable

--------------------------------------------------------------------------------

6)    CITIZENSHIP OF PLACE OF ORGANIZATION.................................
      Delaware

--------------------------------------------------------------------------------

                            (7)  SOLE VOTING POWER.........................
  Number of Shares            233,129 Shares (See Item 5)

Beneficially Owned by
Each Reporting Person       ----------------------------------------------------

       With                 (8)  SHARED VOTING POWER.......................
                                 0 Shares

                            ----------------------------------------------------

                            (9)  SOLE DISPOSITIVE POWER....................
                                 233,129 Shares (See Item 5)

                            ----------------------------------------------------

                            (10) SHARED DISPOSITIVE POWER..................
                                 0 Shares

                                 -----------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,129 Shares (See Item 5)

--------------------------------------------------------------------------------

12) CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)...................
      Less than 0.1% (See Item 5)

--------------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*............................................
      CO, HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 315653 10 5                                    Page 3 of 13 Pages
--------------------------------------------------------------------------------

7)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON....................

      Bank One, National Association

--------------------------------------------------------------------------------

8)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]
      (c) [_]

--------------------------------------------------------------------------------

9)    SEC USE ONLY.........................................................

--------------------------------------------------------------------------------

10)   SOURCE OF FUNDS*.....................................................
      BK

--------------------------------------------------------------------------------

11)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [_].....................................................

      Not Applicable

--------------------------------------------------------------------------------

12)   CITIZENSHIP OF PLACE OF ORGANIZATION.................................

      United States

      --------------------------------------------------------------------------

                            (7)  SOLE VOTING POWER.........................
   Number of Shares           0 Shares (See Item 5)

Beneficially Owned by

Each Reporting Person       ----------------------------------------------------

        With                (8)  SHARED VOTING POWER.......................
                                 0 Shares (See Item 5)

                            ----------------------------------------------------

                            (11) SOLE DISPOSITIVE POWER....................
                                 0 Shares (See Item 5)

                            ----------------------------------------------------

                            (12) SHARED DISPOSITIVE POWER..................
                                 0 Shares (See Item 5)

--------------------------------------------------------------------------------

12) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares (See Item 5)

--------------------------------------------------------------------------------

12) CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------

15)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)...................
      0% (See Item 5)

--------------------------------------------------------------------------------

16)   TYPE OF REPORTING PERSON*............................................
      BK

--------------------------------------------------------------------------------

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 12, 2002 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

      Item 3.  Source and Amount of Funds or Other Consideration.

      The first paragraph of Item 3 is hereby amended by replacing the first paragraph in its entirety with the following:

      "No personal funds were expended by the Reporting Persons on the acquisition of the shares of Common Stock and warrants in FiberNet taking place on October 30, 2002 and November 11, 2002 (the "2002 Financing"). As more fully described in Item 4, the Reporting Persons directly or indirectly received shares of Common Stock and warrants in FiberNet in exchange for the conversion of a portion of the indebtedness owed to the Bank by FiberNet.

      In addition, no personal funds were expended by the Reporting Persons in connection with the acquisition of 34,628,636 shares of Common Stock on January 10, 2003 (the "January Shares"). As more fully described in Item 4, the Reporting Persons directly or indirectly received the January Shares in exchange for the conversion of certain indebtedness owed to the Bank by FiberNet.

      In connection with the exercise of 12,380,952 warrants on January 10, 2003, by the Bank into 12,277,778 shares of FiberNet Common Stock (the "Converted Warrant Shares"), no personal funds were used. The warrants were exercised on a "cashless" basis whereby the Bank received the net number of shares of Common Stock for such exercise taking into account the exercise price. See Item 4 for a more complete description of the cashless exercise transaction."

Item 3 is further amended by adding the following after the last paragraph in
Item 3:

      " On January 10, 2003, the Bank and FiberNet entered into a Debt Exchange Agreement (the "Exchange Agreement") whereby the Bank agreed to exchange indebtedness (including principal and accrued interest) in the amount of $ 3,345,697.48 owed to it by FiberNet into 34,628,636 shares of Common Stock. The Bank also entered into an Assignment Agreement dated January 10, 2003, whereby the Bank assigned to Deutsche Bank its entire unfunded revolving loan commitment to FiberNet under the Credit Agreement (the "Assignment"). In addition, the Bank also entered into an agreement dated as of January 10, 2003, with FiberNet whereby the terms of the warrants issued to the Bank in connection with the 2002 Financing were modified to reduce the exercise price for all such warrants to $0.001 per share (the "Amended Warrant Agreement"). The Amended Warrant Agreement also provided for the exercise of all such warrants upon the closing of the January Financings (as defined below). The Bank also entered into a Stock Purchase Agreement dated as of January 10, 2003 with the purchasers listed therein (the "Bank One Purchasers") whereby the Bank sold 90,715,938 shares of Common Stock at a price of $0.03307 per share to the purchasers for an aggregate sales price of $ 3,000,000 (the "Stock Purchase Agreement"). The shares sold by the Bank constitute all shares of Common Stock received by the Bank from FiberNet in the 2002 Financing, along with the Converted Warrant Shares and the January Shares.

      In order for the Bank to enter into the Debt Exchange Agreement, the Amended Warrant Agreement, the Assignment and the Stock Purchase Agreement and for certain other Investors to enter into similar agreements, the Credit Agreement was amended by an Agreement, Limited Waiver and Ninth Amendment dated as of January 10, 2003 (the "Ninth Amendment"). FiberNet and the Investors also entered into an Amendment and Waiver dated as of January 10, 2003 (the "Waiver Agreement") in order to permit the January Financings (as defined below) to be consummated.

      The transactions taking place in January 2003, including the exchange of FiberNet indebtedness to the Bank into shares of Common Stock, the repricing and exercise of the warrants held by the Bank, the entering into the Assignment and the sale of shares of Common Stock to the Bank One Purchasers under the Stock Purchase Agreement and similar transactions between FiberNet and certain other Investors are referred to herein collectively as the "January Financings"."

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by replacing Item 4 in its entirety with the following:

      "The Investors, including the Bank, executed the Purchase Agreement, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of an aggregate principal amount of $66,000,000 of principal indebtedness owed by FiberNet to the Investors under the Credit Agreement. The Investors, including the Bank, executed the November Purchase Agreement, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of accrued interest in the amount of $2,000,000 owed by FiberNet to the Investors under the Credit Agreement.

      In connection with the execution of the Purchase Agreement and the November Purchase Agreement, each Investor, including the Bank, entered into an Investor's Rights Agreement and a First Amended and Restated Investor's Rights Agreement, respectively, pursuant to which FiberNet granted to each Investor certain registration and preemptive rights, and each Investor consented to certain transfer restrictions on the shares of Common Stock and warrants issued pursuant to the Purchase Agreement and the November Purchase Agreement and shares of Common Stock issuable upon exercise of such warrants.

      Additionally, in connection with the execution of the Purchase Agreement and the November Purchase Agreement, FiberNet, Wachovia, the Bank, IBM and TD entered into a Stockholders Agreement and a First Amended and Restated Stockholders Agreement, respectively, pursuant to which the parties thereto agreed to take certain actions to (a) cause two individuals approved by certain Investors to be elected to FiberNet's board of directors and (b) change the number of directors constituting the entire board upon the request of certain Investors. The complete text of the Stockholders Agreement, the First Amended and Restated Stockholders Agreement, the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement is included in the exhibits hereto and incorporated herein by reference.

      In connection with the January Financings, the Bank sold all of its shares of Common Stock (including the Converted Warrant Shares) and assigned to Deutsche Bank all of its remaining funding obligations under the Credit Agreement.

      As part of the January Financings, the Bank entered into the following transactions:
      (1) the Bank exchanged $ 3,345,697.48 in aggregate indebtedness (including principal and accrued interest) owed to it by FiberNet into 34,628,636 shares of Common Stock of FiberNet;
      (2) the Bank exercised the 12,380,952 warrants obtained in connection with the 2002 Financings into 12,277,778 shares of Common Stock pursuant to the Amended Warrant Agreement; the Bank exercised the warrants through a cashless exercise whereby the Bank received the net number of shares of Common Stock from such exercise taking into account the exercise price of the warrants ($.001 per share);
      (3) the Bank assigned all of its remaining funding commitments under the Credit Agreement to Deutsche Bank pursuant to the Assignment;
      (4) the Bank, along with the other Investors and FiberNet, entered into the Ninth Amendment that provided, among other things, that the Bank agreed that all of FiberNet's obligations to it under the Credit Agreement were satisfied in full upon the completion of the January Financings;
      (5) the Bank, along with the other Investors and FiberNet, entered into the Waiver Agreement whereby the other Investors waived any provisions contained in the documentation for the 2002 Financings which would have prohibited the January Financings and agreed to remove all references to the Bank as an Investor under such documentation; and
      (6) the Bank sold 90,715,938 shares of Common Stock to the Bank One Purchasers under the Stock Purchase Agreement.

      Upon the consummation of the January Financings, the Bank was no longer a creditor of FiberNet under the Credit Agreement and had no continuing rights under the Investor's Rights Agreement, the First Amended and Restated Investor's Rights Agreement, the Stockholders Agreement or the First Amended and Restated Stockholders Agreement. At the conclusion of the January Financing, the Reporting Persons may be deemed to indirectly own only the 233,129 warrants held by FCIC (as defined below).

      Except as set forth above or as set forth in Item 6 in this Statement, the Reporting Persons have no present plans or proposals which may relate to or would result in any of the following:

      (a) The acquisition by any person of any additional securities of FiberNet, or the disposition of securities of FiberNet;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FiberNet or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of FiberNet or any of its subsidiaries;

      (d) Any change in the present FiberNet Board or management of FiberNet, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the FiberNet Board;

      (e) Any material change in the present capitalization or dividend policy of FiberNet;

      (f) Any other material change in FiberNet's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in FiberNet's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FiberNet by any person;

      (h) Causing a class of securities of FiberNet to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of FiberNet becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above."

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing Item 5 in its entirety with the following:

" (a) Pursuant to the terms of the Purchase Agreement, the Bank acquired an aggregate of 41,904,762 shares of Common Stock, and warrants to purchase an aggregate of 10,476,190 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, the Bank acquired an aggregate of 1,904,762 shares of Common Stock, and warrants to purchase an aggregate of 1,904,762 shares of Common Stock. As of November 12, 2002, such securities represented all of the equity securities of FiberNet held directly by the Bank. First Chicago Investment Corporation ("FCIC"), an affiliate of Bank One, owns warrants of the Company to purchase an aggregate of 233,129 shares of Common Stock. Bank One may have been deemed to own the shares of Common Stock and warrants held by the Bank and FCIC solely through its ownership of the Bank and FCIC. Pursuant to information provided by FiberNet in the November Purchase Agreement, the securities held by the Reporting Persons on November 12, 2002, represented approximately 6.0% of the number of issued and outstanding shares of FiberNet calculated pursuant to Exchange Act Rule 13d-3, on the basis of the following assumptions : (a) immediately prior to the consummation of the transactions contemplated in the November Purchase Agreement, FiberNet had 911,653,482 shares of Common Stock issued and outstanding; (b) FiberNet issued 20,000,000 shares of Common Stock in connection with the November Purchase Agreement transactions; and (c) the exercise of all 12,614,081 warrants held by the Bank and FCIC into 12,614,081 shares of Common Stock.

           Pursuant to the terms of the Purchase Agreement, Wachovia acquired an aggregate of 110,000,000 shares of Common Stock, and warrants to purchase an aggregate of 27,500,000 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, Wachovia acquired an aggregate of 5,000,000 shares of Common Stock, and warrants to purchase an aggregate of 5,000,000 shares of Common Stock. First Union Investors, Inc., an affiliate of Wachovia, owns warrants of the Company to purchase an aggregate of 566,000 shares of Common Stock.

      Pursuant to the terms of the Purchase Agreement, Deutsche Bank acquired an aggregate of 120,476,190 shares of Common Stock, and warrants to purchase an aggregate of 30,119,048 shares of Common Stock. Pursuant to the November Purchase Agreement, Deutsche Bank acquired an aggregate of 5,476,190 shares of Common Stock, and warrants to purchase an aggregate of 5,476,190 shares of Common Stock. Deutsche Bank owns warrants to purchase an aggregate of 709,227 shares of Common Stock.

           Pursuant to the terms of the Purchase Agreement, IBM acquired an aggregate of 41,904,762 shares of Common Stock, and warrants to purchase an aggregate of 10,476,190 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, IBM acquired an aggregate of 1,904,762 shares of Common Stock, and warrants to purchase an aggregate of 1,904,762 shares of Common Stock.

           Pursuant to the terms of the Purchase Agreement, TD acquired an aggregate of 62,857,143 shares of Common Stock, and warrants to purchase an aggregate of 15,714,286 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, TD acquired an aggregate of 2,857,143 shares of Common Stock, and warrants to purchase an aggregate of 2,857,143 shares of Common Stock

           Pursuant to the terms of the Purchase Agreement, Nortel owns an aggregate of 62,857,143 shares of Common Stock, and warrants to purchase an aggregate of 15,714,286 shares of Common Stock. Pursuant to the terms of the November Purchase Agreement, Nortel owns an aggregate of 2,857,143 shares of Common Stock, and warrants to purchase an aggregate of 2,857,143 shares of Common.

           The Reporting Persons have no knowledge as to whether the holding listed above for any parties other than the Reporting Persons are still identical as of the date hereof.

      As part of the January Financings, the Bank entered into the following transactions:
      (1) the Bank exchanged $ 3,345,697.48 in aggregate indebtedness (including principal and accrued interest) owed to it by FiberNet into shares of Common Stock of FiberNet;
      (2) the Bank exercised the 12,380,952 warrants obtained in connection with the 2002 Financings into 12,277,778 shares of Common Stock pursuant to the Amended Warrant Agreement; the Bank exercised the warrants through a cashless exercise whereby the Bank received the net number of shares of Common Stock from such exercise taking into account the exercise price of the warrants ($.001 per share);
      (3) the Bank assigned all of its remaining funding commitments under the Credit Agreement to Deutsche Bank pursuant to the Assignment;
      (4) the Bank, along with the other Investors and FiberNet, entered into the Ninth Amendment that provided, among other things, that the Bank agreed that all of FiberNet's obligations to it under the Credit Agreement were satisfied in full upon the completion of the January Financings;
      (5) the Bank, along with the other Investors and FiberNet, entered into the Waiver Agreement whereby the other Investors waived any provisions contained in the documentation for the 2002 Financings which would have prohibited the January Financings and agreed to remove all references to the Bank as an Investor under such documentation; and
      (6) the Bank sold 90,715,938 shares of Common Stock to the Purchasers under the Stock Purchase Agreement.

          On January 10, 2003, after giving effect to the January Financings, the Reporting Persons no longer own any shares of Common Stock of FiberNet and Bank One only may be deemed indirectly to hold 233,129 warrants held by FCIC.

(b) Pursuant to the Stockholders Agreement and the First Amended and Restated Stockholders Agreement, Deutsche Bank, Wachovia, Bank One, IBM and TD shared voting power with respect to the shares of Common Stock received by each such entity pursuant to the Purchase Agreement and November Purchase Agreement and upon exercise of the warrants received by each such entity pursuant to those purchase agreements. Nortel has sole voting power of the shares of Common Stock it received pursuant to the Purchase Agreement and November Purchase Agreement and upon exercise of the warrants it received pursuant to such purchase agreements. Pursuant to the terms of the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement, each Investor has agreed to certain transfer restrictions on the shares of Common Stock received it pursuant to the two purchase agreements and upon exercise of the warrants received by it pursuant to such purchase agreements.

The complete text of the Stockholders Agreement, the First Amended and Restated Stockholders Agreement, the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement were previously filed as exhibits hereto and are incorporated herein by reference.

      After the consummation of the January Financings, the Bank no longer holds any shares of Common Stock or warrants which are subject to the Stockholders Agreement, the First Amended and Restated Stockholders Agreement, the Investor's Rights Agreement or the First Amended and Restated Investor's Agreement. As of January 10, 2003, Bank One may be deemed to indirectly own the 233,129 warrants held by FCIC.

      See also Items 7-10 on pages two and three with respect to each Reporting Person.

      Each Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Statement other than those shares of common stock in which such Reporting Person has a pecuniary interest as set forth in this Item 5. No Reporting Person has a pecuniary interest in shares of Common Stock or warrants held by any other Investor.

      (c) See Items 3 and 4 above for a description of the transactions of the Reporting Person since the original filing of this Statement.

      (e)  Not applicable.

      (d) The Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of FiberNet on January 10, 2003."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by replacing Item 6 in its entirety with the following:

             "Except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships with respect to securities of FiberNet by or involving the Reporting Persons. For the complete text of each contract, arrangement, understanding and relationship with respect to securities of FiberNet, see the Purchase Agreement, the November Purchase Agreement, the Stockholders Agreement, the First Amended and Restated Stockholders Agreement, the Investor's Rights Agreement and the First Amended and Restated Investor's Rights Agreement which have previously been filed as exhibits. In addition, see the Debt Exchange Agreement, the Amended Warrant Agreement, the Waiver Agreement and the Stock Purchase Agreement, which are being filed as exhibits to this Statement. The text of each such agreement is incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

Item 7 is hereby amended by the addition of the following exhibits:

           Exhibit G:   Debt Exchange Agreement

           Exhibit H:   Warrant Agreement Amendment No. 2

           Exhibit I:   Stock Purchase Agreement

           Exhibit J:   Amendment and Waiver

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 2003                     BANK ONE, N. A.

                                             By: /s/ Jacqueline P. Yardley
                                                -----------------------------
                                                    Senior Vice President


                                             BANK ONE CORPORATION

                                             By: /s/ Sharon A. Renchof
                                                -----------------------------
                                                     Assistant Secretary